SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
TO RULE 13d-2(a)

(Final Amendment)*

ACTV, Inc.

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

00 88E 10 4

(CUSIP Number)

Elizabeth M. Markowski
Senior Vice President
Liberty Media Corporation
12300 Liberty Boulevard
Englewood, Colorado 80112
(720) 875-5400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 1, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [     ].

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Liberty Media Corporation 84-1288730

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares

	8.	Shared Voting Power 0 shares

	9.	Sole Dispositive Power 0 shares

	10.	Shared Dispositive Power 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) CO

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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Amendment No. 5

Statement of

LIBERTY MEDIA CORPORATION

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

ACTV, INC.

Liberty Media Corporation, a Delaware corporation (the “Reporting Person” or “Liberty”), hereby amends and supplements its Statement on Schedule 13D filed on March 29, 1999, as amended on October 28, 1999, July 13, 2000, May 29, 2002 and October 10, 2002 (collectively, the “Original Statement”), with respect to shares of Common Stock, par value $0.10 per share (“ACTV Common Stock”), of ACTV, Inc., a Delaware corporation (the “Issuer” or “ACTV”).  This amendment (this “Amendment”) constitutes the Final Amendment to the Original Statement.  Capitalized terms used but not otherwise defined in this Amendment shall have the respective meanings ascribed thereto in the Original Statement.

Item 2.                Identity and Background

Item 2 of the Original Statement is amended and supplemented by adding the following information thereto:

Schedule 1 attached to this Amendment amends and restates Schedule 1 as filed with the Original Statement and contains the following information concerning each director, executive officer and controlling person of the Reporting Person: (i) name and residence or business address, (ii) principal occupation or employment and (iii) the name, principal business and address of any corporation or other organization in which such employment is conducted.  Schedule 1 is incorporated herein by reference.

Each person listed on Schedule 1 (collectively, the “Schedule 1 Persons”) is a United States citizen, except for David J.A. Flowers, who is a Canadian citizen. During the last five years, neither the Reporting Person nor any of the Schedule 1 Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the last five years, neither the Reporting Person nor any of the Schedule 1 Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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Item 4.                Purpose of Transaction.

Item 4 of the Original Statement is hereby amended and supplemented by adding the following:

As previously reported, on September 26, 2002, OpenTV Corp. (“OpenTV”) and ACTV entered into an Agreement and Plan of Merger (the “ACTV Merger Agreement”) providing for the acquisition by OpenTV of ACTV in exchange for Class A ordinary shares of OpenTV.  On July 1, 2003, pursuant to the ACTV Merger Agreement, as amended, a wholly owned subsidiary of OpenTV merged (the “Merger”) with ACTV and ACTV became a wholly owned subsidiary of OpenTV.  As a result of the Merger, each outstanding share of ACTV Common Stock as of July 1, 2003, was converted into the right to receive .73333 of a Class A ordinary share.

As a result of the Merger, the ACTV Common Stock is no longer listed for trading on a national securities exchange or quoted in an inter-dealer quotation system of a registered national securities association.  ACTV has filed a Form 15 removing the ACTV Common Stock from registration under the Securities Exchange Act of 1934, as amended.

Item 5.                Interest in Securities of the Issuer.

Item 5(a) of the Original Statement is hereby amended and supplemented by adding the following:

(a)                 The information included in Item 4 is hereby incorporated by reference into this Item 5(a).

Item 5(c) of the Original Statement is hereby amended and supplemented by adding the following:

(c)                 The information included in Item 4 is hereby incorporated by reference into this Item 5(c).

Item 5(e) of the Original Statement is hereby amended and supplemented by adding the following:

(e)                 The information included in Item 4 is hereby incorporated by reference into this Item 5(e).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 30, 2003

	By:	/s/ Elizabeth M. Markowski
Name: Elizabeth M. Markowski
Title: Senior Vice President

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Schedule 1 of the Statement is hereby amended to read in its entirety as follows:

SCHEDULE 1

DIRECTORS AND EXECUTIVE OFFICERS
OF
LIBERTY MEDIA CORPORATION

The name and present principal occupation of each director and executive officer of Liberty are set forth below.  Unless otherwise noted, the business address for each person listed below is c/o Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112. All executive officers and directors listed on this Schedule 1 are United States citizens, except for David J.A. Flowers, who is a citizen of Canada.

Name and Business Address (if applicable)	Principal Occupation and Principal Business (if applicable)

John C. Malone	Chairman of the Board and Director of Liberty

Robert R. Bennett	President, Chief Executive Officer and Director of Liberty

Donne F. Fisher 9781 Meridian Blvd., #200 Englewood, Colorado 80112	Director of Liberty; President of Fisher Capital Partners, Ltd.

Paul A. Gould 711 5th Avenue, 8th Floor New York, New York 10022	Director of Liberty; Managing Director of Allen & Company Incorporated

Gary S. Howard	Executive Vice President, Chief Operating Officer and Director of Liberty

Jerome H. Kern 9033 East Easter Place, Suite 205 Centennial, Colorado 80112	Director of Liberty; Consultant, Kern Consulting LLC

David E. Rapley	Director of Liberty

M. LaVoy Robinson 1727 Tremont Place Denver, Colorado 80202	Director of Liberty; Executive Director and a Board Member of the Anschutz Foundation

Larry E. Romrell	Director of Liberty

David J.A. Flowers	Senior Vice President and Treasurer of Liberty

Elizabeth M. Markowski	Senior Vice President of Liberty

Albert E. Rosenthaler	Senior Vice President of Liberty

Christopher W. Shean	Senior Vice President and Controller of Liberty

Charles Y. Tanabe	Senior Vice President, General Counsel and Secretary of Liberty

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